October 26, 2007

Securities and Exchange Commission

Sharon M. Blume

Mail Stop 4561

Washington, DC 20549

Re:	Federal Trust Corporation
File No. 001-31724

This letter is in response to your comment letter dated October 9, 2007, concerning our Form 10K for December 31, 2006 and our Form 10Q for June 30, 2007.

Form 10K – Consolidated Statements of Cash Flows

The loans originated by Federal Trust are primarily intended to be held as portfolio loans for investment. However, certain residential loans, primarily fixed rate, are originated with the intent to sell and are designated at the time of closing as available for sale. These loans are typically sold on a loan by loan basis in the secondary market.

Other residential portfolio loans that we sell are typically in pools where the buyer is another financial institution. In these cases, the sale is generally for liquidity purposes or to reduce portfolio concentrations and Federal Trust typically retains the servicing of our customers loan.

Included in the $28.2 million reported as “Proceeds from sales of loans held for sale” in the statement of cash flows for the year ended December 31, 2006, was the proceeds on the sales of both the loans originated for sale and the loans originated for our portfolio. We also disclosed separately on the Statement of Cash Flows, the non-cash transfer of loans from the portfolio to the held for sale status. We have reviewed paragraph 9 of SFAS 102 and commencing with the quarter ended September 30, 2007, Form 10Q, we will reclassify the portion of the loan proceeds relating to the sales of portfolio loans to the cash flows from investing activities on the Statement of Cash Flows. The prior period amounts will also be restated to reflect this change for our future 10K and 10Q filings.

Form 10Q – Item 4 – Controls and Procedures

We will revise the disclosure regarding Controls and Procedures to include a reference to the Chief Executive Officer and Chief Financial Officer concerning the effectiveness of the controls.

We hereby acknowledge that the management of Federal Trust Corporation is responsible for the adequacy and accuracy of the disclosures in the financial statements and reports filed with the Securities and Exchange Commission. Federal Trust also acknowledges that the staff comments do not foreclose the Commission from taking any action with respect to the filing and Federal Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Gregory E. Smith
Gregory E. Smith
Executive Vice President and Chief Financial Officer

GES/ds

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